Cinnamon Jang Willoughby & Company

INDEPENDENT REGISTERED ACCOUNTANT’S CONSENT

We have read the Form 20-F of AMS Homecare Inc. dated October 18, 2006. We have complied with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States) for auditor’s involvement with offering and annual documents.

We consent to the use in the above mentioned document of our report to the shareholders of the company on the balance sheet of the company as of February 28, 2005 and the statements of earnings, retained earnings and cash flows for the years ended February 28, 2005 and 2004. Our report is dated May 20, 2005.

“Cinnamon Jang Willoughby & Company”

Burnaby, Canada

October 18, 2006

Chartered Accountants